UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

SolarCity Corporation

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

83416T100

(CUSIP Number)

Elon Musk

c/o SolarCity Corporation

3055 Clearview Way

San Mateo, CA 94402

(650) 638-1028

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13D

CUSIP No. 83416T100	Page 2 of 5 Pages

(1)	NAMES OF REPORTING PERSONS Elon Musk
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) PF & OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 20,724,991 shares
	(8)	SHARED VOTING POWER 0 shares
	(9)	SOLE DISPOSITIVE POWER 20,724,991 shares
	(10)	SHARED DISPOSITIVE POWER 0 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,724,991 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.34%*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

*	Percentage calculated based on 73,132,221 shares of common stock, par value $0.0001 per share, outstanding as of December 18, 2012, the closing date of the Issuer’s initial public offering.

Item 1.	Security and Issuer

The securities to which this statement on Schedule 13D (this “Statement”) relates are the common stock, par value $.0001 per share (the “Common Stock”), of SolarCity Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3055 Clearview Way, San Mateo, California 94402.

Item 2.	Identity and Background

(a)	This statement is filed by Elon Musk.

(b)	Mr. Musk’s address is c/o SolarCity Corporation, 3055 Clearview Way, San Mateo, California 94402.

(c)	Mr. Musk is the Chief Executive Officer and Chairman of the Board of Tesla Motors, Inc.; Chief Executive Officer and Chief Designer of Space Exploration Technologies and Chairman of the Board of the Board of Directors of the Issuer.

(d)	During the past five years, Mr. Musk has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, Mr. Musk has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Musk is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

All of the shares of Common Stock to which this Statement relates were purchased by Mr. Musk using his personal funds. 18,849,991 of the shares of Common Stock held by Mr. Musk were purchased in private transactions prior to the Issuer’s initial public offering. 1,875,000 of the shares of Common Stock were purchased by Mr. Musk from the underwriters in connection with the Issuer’s initial public offering at a price of $8.00 per share for an aggregate purchase price of $15,000,000.

Item 4.	Purpose of Transaction

All of the shares of Common Stock to which this Statement relates were purchased by Mr. Musk for investment purposes only and were not intended to, and did not, affect any change in the control of the Issuer.

Item 5.	Interest in Securities of the Issuer

Based on the Issuer’s Registration Statement on Form S-1 filed on October 5, 2012 as amended, there were 73,132,221 shares of common stock outstanding as of December 18, 2012, the closing date of the Issuer’s initial public offering.

(a) Mr. Musk beneficially owns 20,724,991 shares of the Issuer’s common stock, all of which shares are held in a revocable trust, or 28.34% of the Issuer’s common stock outstanding as of December 18, 2012, the closing date of the Issuer’s initial public offering. Mr. Musk has the sole power to vote, direct the vote, dispose and direct the disposition of such shares of the Issuer’s common stock.

(b) There is no shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition of, any shares of common stock referenced in paragraph 5(a).

(c) 1,875,000 of the shares of Common Stock were purchased by Mr. Musk from the underwriters in connection with the Issuer’s initial public offering at a price of $8.00 per share for an aggregate purchase price of $15,000,000. The closing of such purchase occurred on December 18, 2012.

(d) No other person is known to the Mr. Musk to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Musk has entered into a revocable trust agreement for estate planning purposes through which he holds all of his interests in the Issuer. Mr. Musk has the sole voting and dispositive power of shares held by his revocable trust and may revoke such trust at his sole discretion.

Mr. Musk has entered into an agreement with the Issuer and the underwriters of the Issuer’s initial public offering pursuant to which he has agreed not to sell, transfer, pledge or otherwise dispose of any of the shares of common stock for a period of 180 days after the date of the Issuer’s initial public offering.

Mr. Musk has entered into several loan agreements with Goldman Sachs Bank USA, and a portion of the shares of the Issuer’s common stock have been pledged as collateral under such loan agreements. The Issuer is not a party to such loan agreements between Mr. Musk and Goldman Sachs Bank USA. Under the terms of the loan agreements, Mr. Musk may be forced to provide additional collateral for the loans or to sell the shares in order to remain within the margin limitations imposed under the terms of the loan agreements.

Item 7.	Material to be Filed as Exhibits

No exhibits to be filed.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2012

By:	/s/ Elon Musk
Elon Musk